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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Hooper, Anthony W.		Insituform Technologies, Inc. (INSU)
	c/o Insituform Technologies, Inc. 702 Spirit 40 Park Drive	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			11/13/02
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Chesterfield, MO 63005 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman of the Board, President & CEO

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Class A Common Shares, $.01 par value		11/13/02				M (1)	--		36,092	A	$15.00		See below		D		--

	Class A Common Shares, $.01 par value		11/13/02				M (2)	--		13,908	A	$15.00		See below		D		--

	Class A Common Shares, $.01 par value		11/13/02				S	--		7,500	D	$16.84		See below		D		--

	Class A Common Shares, $.01 par value		11/13/02				S	--		10,000	D	$16.80		See below		D		--

	Class A Common Shares, $.01 par value		11/13/02				S	--		12,500	D	$16.75		See below		D		--

	Class A Common Shares, $.01 par value		11/13/02				S	--		20,000	D	$16.70		45,425		D		--

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (right to buy)		$15.00		11/13/02				M (1)	--		--	36,092

	Stock Option (right to buy)		$15.00		11/13/02				M (2)	--		--	13,908

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	11/18/96 (1)	11/18/02		Class A Common Shares	36,092		See column 2		See below		D (3)		--

	11/18/96 (2)	11/18/02		Class A Common Shares	13,908		See column 2		429,909 (3)		D (3)		--

Explanation of Responses:

(1) Exercise under the 1992 Director Stock Option Plan of the issuer of options to buy Class A common shares, $.01 par value. Such options were granted on November 18, 1996 with regard to 36,092 Class A common shares that became exercisable as follows: 5,000 on November 18, 1998, 10,000 on November 18, 1999, 15,000 on November 18, 2000, and 6,092 on November 18, 2001. Such options were to expire on November 18, 2002. If not exercised on or prior to that date, Mr. Hooper could no longer exercise such options.

(2) Exercise under the 1992 Director Stock Option Plan of the issuer of options to buy Class A common shares, $.01 par value. Such options were granted on November 18, 1996 with regard to 13,908 Class A common shares that became exercisable on November 18, 2001. Such options were to expire on November 18, 2002. If not exercised on or prior to that date, Mr. Hooper could no longer exercise such options.

(3) Pursuant to a domestic relations order, dated August 31, 2001, Mr. Hooper retained, as of August 31, 2001, ownership of 499,072 vested and unvested options to purchase Class A common shares, $.01 par value. By the terms of this order, Mr. Hooper's former spouse is entitled to receive, as a division of marital property, a portion of the proceeds from the exercise of 274,490 vested and unvested options when they are exercised with the consent of Mr. Hooper's former spouse. The exercise of 50,000 options on November 13, 2002 constitutes a portion of the 274,490 options which are the subject of the domestic relations order.

/s/ Anthony W. Hooper	November 15, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.